Exhibit 24(b)(4)(cc):  Enhanced Surrender Value Endorsement VI-RA-4049(2016)

Voya Insurance and Annuity Company

[909 Locust Street Des Moines, IA 50309]

Enhanced Surrender Value Endorsement

The Contract, which includes the Minimum Guaranteed Income Benefit (“MGIB”) Rider, is hereby modified by the provisions of this Enhanced Surrender Value Endorsement (the “Endorsement”). To the extent there is a conflict between the provisions of this Endorsement and the Contract, the provisions of this Endorsement shall control.  Any capitalized terms not defined in this Endorsement shall have the meaning given to them as defined in the Contract. Where used in this Endorsement, the term Contract shall mean a Contract or a Certificate, as applicable.

This Endorsement is issued in consideration of your request for the benefits provided herein.

Endorsement Data Table

Enhanced Surrender Percentage:	[40%-65%]

IMPORTANT TERMS

In Good Order means our receipt of your request to accept the Enhanced Surrender Value on form(s) satisfactory to us that have been completed with such clarity and in such a way that we are not required to exercise any judgment or discretion in carrying out your request.

Net MGIB Benefit Base means the MGIB Benefit Base as defined in the MGIB Rider, adjusted for outstanding loan balances, if any.

Net Accumulation Value means the Accumulation Value as defined in the underlying Contract, adjusted for any applicable Market Value Adjustment, charges, fees and for any outstanding loan balance.  Surrender Charges, if any, will be waived.

Offer Period means the period of time as determined by the Company that the Enhanced Surrender Value will be offered to you.  We have provided you with a notice of the Offer Period.  We have the right to change the Offer Period on a non-discriminatory basis, in which case we will provide you with advance written notice.  We also have the right to terminate or modify the Enhanced Surrender Value at any time prior to our receipt of your acceptance of the offer.

Enhanced Surrender Value

In place of all benefits, rights, and privileges under the Contract, we will provide an Enhanced Surrender Value as calculated below, and in accordance with terms and conditions specified herein.  You may request to accept the Enhanced Surrender Value offer at any time within the Offer Period.  The Enhanced Surrender Value is available to you prior to the Annuity Commencement Date under the Contract or MGIB Rider if:

(1) You are the Contract Owner;

(2)  Death Benefits have not been paid; and

(3)  No Death Benefit claim is pending.

Your request will become effective immediately upon our receipt of your request In Good Order at our Customer Service office.  The Enhanced Surrender Value is equal to ((1) multiplied by (2)) plus (3) where:

(1)  Equals the Net MGIB Benefit Base minus the Net Accumulation Value, but in no event less than zero;

(2)  Equals the Enhanced Surrender Percentage specified above; and

(3)  Equals the Net Accumulation Value.

Once this Endorsement becomes effective:

(1)   We will pay you the Enhanced Surrender Value as described above; and

Your entire Contract, which includes any Endorsements, the MGIB Rider, any other Riders, and any other attachments, will terminate immediately and will have no further value, force, or effect.

Signed for Voya Insurance and Annuity Company:

[ Jennifer Ogren, Secretary ]

VI-RA-4049(2016)